Larry Spirgel, Assistant Director
Sharon Virga, Senior Staff Accountant

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

United States

September 14, 2009

Re:	Nokia Corporation
Form 20-F for the Fiscal Year Ended December 31, 2008
Filed March 5, 2009
File No. 1-13202

Dear Mr. Spirgel and Ms. Virga,

We are writing in response to the telephone conversation with Ms. Virga on July 24, 2009 regarding your letter of July 9, 2009 containing comments with respect to the annual report on Form 20-F of Nokia Corporation (“Nokia”) for the fiscal year ended December 31, 2008 and our response letter to the Commission of July 22, 2009. The responses set forth below have been organized in the same manner in which the Staff’s comments were organized.

Form 20-F for the Year Ended December 31, 2008

Valuation of Long-lived and Intangible Assets and Goodwill, page 69

In our future filings we will supplement the discussion under the heading “Valuation of Long-lived and Intangible Assets and Goodwill” in Item 5A with the below disclosures reflecting the aggregation of the relevant and material disclosures from the notes to our consolidated financial statements and Item 5A together with the other supplemental disclosures that you have requested.

The following proposed disclosure is provided for illustration purposes only as an example of the type of discussion that we would provide in our 2009 Form 20-F based on the information that was available at the time of the filing of our Form 20-F for the year ended December 31, 2008. The amendments to the ‘Critical Accounting Policies’ of Item 5 of our Form 20-F for the year ended December 31, 2008 which are substantially reproduced from the notes to our consolidated financial statements included in that Form 20-F are presented in italics, amendments which are from our response letter of June 11, 2009 to the first comment letter of the Commission in bold italics and other amendments in underlined italics, respectively.

“Valuation of Long-lived and Intangible Assets and Goodwill

We assess the carrying value of identifiable intangible assets, long-lived assets and goodwill annually, or more frequently if events or changes in circumstances indicate that such carrying value may not be recoverable. Factors we consider important, which could trigger an impairment review, include the following:

•             significant underperformance relative to historical or projected future results;

•             significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and

•             significantly negative industry or economic trends.

When we determine that the carrying value of intangible assets, long-lived assets or goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, we measure any impairment based on discounted projected cash flows.

This review is based upon our projections of anticipated discounted future cash flows. The most significant variables in determining cash flows are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. Management determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of products and forecasted life cycle and forecasted cash flows over that period. While we believe that our assumptions are appropriate, such amounts estimated could differ materially from what will actually occur in the future.

Goodwill is allocated to the Group’s cash-generating units (CGU) and discounted cash flows are prepared at CGU level for the purpose of impairment testing. The allocation of goodwill is made to those CGUs that are expected to benefit from the synergies of the business combination in which the goodwill arose.

As of January 1, 2008, our three mobile device business groups, Mobile Phones, Multimedia and Enterprise Solutions, and the supporting horizontal groups, Customer & Market Operations, and Technology Platforms, were replaced by an integrated business segment, Devices & Services. Subsequent to the acquisition of NAVTEQ on July 10, 2008, we have had three reportable segments: Devices & Services, NAVTEQ and Nokia Siemens Networks. This new organization has fundamentally changed our reporting structure, the information reported to management as well as the way in which management monitors and runs operations. Goodwill has been allocated to our CGUs in a manner that is consistent with the level at which management monitors operations and the segments expected to benefit from the synergies arising from each of our acquisitions. Accordingly, goodwill arising from the acquisitions completed by the Devices & Services segment, goodwill arising from the acquisition of NAVTEQ and goodwill arising from the formation of Nokia Siemens Networks has been allocated to the Devices & Services CGU, the NAVTEQ CGU and the Nokia Siemens Networks CGU, respectively.

The recoverable amount of goodwill of each CGU is determined based on a value in use calculation. The pre-tax cash flow projections employed in the value in use calculation are based on financial plans approved by management. These projections are consistent with external sources of information, whenever available. Cash flows beyond the explicit forecast period are extrapolated using an estimated terminal growth rate that does not exceed the long-term average growth rates for the industry and economies in which the CGU operates.

The discount rates applied in the value in use calculation for each CGU have been determined independently of capital structure on a pre-tax basis reflecting current assessments of the time value of money and relevant market risk premiums. Risk premiums included in the determination of the discount rate reflect risks and uncertainties for which the future cash flow estimates have not been adjusted.

In case there have been reasonably possible changes in estimates and underlying assumptions applied in our goodwill impairment testing, such as growth rates and discount rates, which could have a material impact on the carrying value of the goodwill or result in an impairment loss, those are disclosed below in connection with the relevant CGU.

We have performed our annual goodwill impairment testing during the fourth quarter of 2008 on the opening fourth quarter balances. Rapid deterioration in the macroeconomic environment during 2008 has negatively affected the cash flow expectations for all of the Group’s CGUs. The global slowdown in consumer spending, unprecedented currency volatility and reductions in the availability of credit have dampened growth and profitability expectations during the short to medium term.

Goodwill of EUR 1 106 million has been allocated to the Devices & Services CGU for the purpose of impairment testing. The impairment testing has been carried out based on Management’s expectation of moderate market share growth and stable profit margins in the medium to long term.

Goodwill amounting to EUR 905 million has been allocated to the Nokia Siemens Networks CGU. The impairment testing has been carried out based on Management’s expectation of a constant market share, and a declining total market value in the shorter term, stabilizing on the longer term. Tight focus on profitability and cash collection is expected to improve operating cash flow.

Goodwill amounting to EUR 4 119 million has been allocated to the NAVTEQ CGU. The impairment testing has been carried out based on Management’s expectation of longer term strong growth in mobile device navigation services with increased volumes driving profitability. The recoverable amount of the NAVTEQ CGU is less than 1% higher than its carrying amount. A reasonably possible change of 1% in the valuation assumptions for long-term growth rate and pre-tax discount rate would give rise to an impairment loss.

The aggregate carrying amount of goodwill allocated across multiple CGUs amounts to EUR 127 million and the amount allocated to each individual CGU is not individually significant.

The key assumptions applied in the value-in-use calculation for each CGU in the annual goodwill impairment testing for the year ended December 31, 2008 are presented in the table below:

	Cash-generating unit
	Devices & Services	Nokia Siemens Networks	NAVTEQ
	%	%	%
Terminal growth rate	2.28	1.00	5.00
Pre-tax discount rate	12.35	14.86	10.92

Directly comparable information for the Devices & Services CGU is not available for any prior periods as our former three mobile device business groups were replaced by an integrated business segment, Devices & Services, as of January 1, 2008 and the relevant CGUs were adjusted accordingly. The terminal growth rate applied for the Nokia Siemens Networks CGU in the annual impairment testing for the year 2007 was 2.5 % and pre-tax discount rate 16%, respectively. Directly comparable information for the NAVTEQ CGU is not available for any prior periods as NAVTEQ has been a separate reportable segment and CGU of the Group starting from the third quarter of 2008 upon its acquisition.

The goodwill impairment testing analyses conducted for each of the Group’s CGUs for the years ended December 31, 2008, 2007 and 2006 have not resulted in any impairment charges.

We have not made any changes to our impairment testing methodologies since our last annual impairment test. We periodically update the assumptions applied in our impairment testing to reflect management’s best estimates of future cash flows and the conditions that are expected to prevail during the forecast period.

See also Note 7 to our consolidated financial statements included in Item 18 of this annual report for further information regarding valuation of long-lived and intangible assets and goodwill.”

*   *   *   *

Nokia acknowledges that

•                  Nokia is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•                  The Commission staff comments or changes to Nokia’s disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to Nokia’s filings; and

•                  Nokia may not assert the Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In case of additional comments, kindly contact Kaarina Ståhlberg by e-mail at kaarina.stahlberg@nokia.com or by phone at +358 40 728 7843.

NOKIA CORPORATION

/s/ ANJA KORHONEN	/S/ KAARINA STÅHLBERG
Anja Korhonen	Kaarina Ståhlberg
Senior Vice President,	Vice President,
Corporate Controller	Assistant General Counsel

cc:	Dean Suehiro, Senior Staff Accountant

Kris Muller
PricewaterhouseCoopers

Pamela M. Gibson
Shearman & Sterling LLP